                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                 Amendment No. 2

                            Orchid Biosciences, Inc.
                            ------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    68571P100
                                    ---------
                                 (CUSIP Number)

                                  April 1, 2002
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                    -----------------------------
CUSIP No.  68571P100                  13G           Page    2   of    10   Pages
           ---------                                       ---       ----
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Oracle Strategic Partners, L.P.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       2,150,000
  OWNED BY
    EACH      ------------------------------------------------------------------
  REPORTING   7    SOLE DISPOSITIVE POWER
   PERSON
    WITH           0
              ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   2,150,000
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,150,000
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.0%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------------                    -----------------------------
CUSIP No.  68571P100                  13G           Page    3   of    10   Pages
           ---------                                       ---       ----
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Oracle Strategic Capital, L.L.C.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       2,150,000
  OWNED BY
    EACH      ------------------------------------------------------------------
  REPORTING   7    SOLE DISPOSITIVE POWER
   PERSON
    WITH           0
              ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   2,150,000
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,150,000
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.0%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------------                    -----------------------------
CUSIP No.  68571P100                  13G           Page    4   of    10   Pages
           ---------                                       ---       ----
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Oracle Investment Management, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       0
  OWNED BY
    EACH      ------------------------------------------------------------------
  REPORTING   7    SOLE DISPOSITIVE POWER
   PERSON
    WITH           0
              ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0.0%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------------                    -----------------------------
CUSIP No.  68571P100                  13G           Page    5   of    10   Pages
           ---------                                       ---       ----
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Larry N. Feinberg
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       2,150,000
  OWNED BY
    EACH      ------------------------------------------------------------------
  REPORTING   7    SOLE DISPOSITIVE POWER
   PERSON
    WITH           0
              ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   2,150,000
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,150,000
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.0%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):             Name of Issuer:
---------              --------------

      The name of the issuer is Orchid Biosciences, Inc. (the "Company").

Item 1(b):             Address of Issuer's Principal Executive Offices:
---------              -----------------------------------------------

     The Company's principal executive office is located at 4390 US Route One, Princeton, New Jersey 08540.

Item 2(a):             Name of Person Filing:
---------              ---------------------

     This Amendment No. 2 to Schedule 13G ("Amendment No. 2") amends and restates the Amendment No. 1 on Schedule 13G which was filed on February 13, 2001 with respect to the Common Stock (as defined in Item 2(d) below) of the Company and is filed by:

(i) Oracle Strategic Partners, L.P., a Cayman Islands partnership ("Strategic Partners"), with respect to shares of Common Stock directly owned by it;

(ii) Oracle Strategic Capital, L.L.C., a Delaware limited liability company ("Strategic Capital"), which serves as the general partner of Strategic Partners, with respect to shares of Common Stock directly owned by Strategic Partners;

(iii) Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by SAM Oracle Investments Inc., a British Virgin Islands corporation ("SAM Oracle"), with respect to shares of Common Stock directly owned by SAM Oracle, and Oracle Offshore Limited, a Cayman Islands corporation ("Oracle Offshore"), with respect to shares of Common Stock directly owned by Oracle Offshore; and

(iv) Mr. Larry N. Feinberg ("Mr. Feinberg"), who serves as the sole managing member of Strategic Capital, and is the sole shareholder and president of the Investment Manager, with respect to shares of Common Stock directly owned by Strategic Partners, SAM Oracle and Oracle Offshore.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):             Address of Principal Business Office or, if None,
---------              -------------------------------------------------
                       Residence:
                       ---------

     The address of the principal business office of each of the Reporting Persons is 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.

Item 2(c):             Citizenship:
---------              -----------

     Each of Strategic Capital and the Investment Manager is organized under the laws of the State of Delaware. Strategic Partners is organized under the laws of the Cayman Islands. Mr. Feinberg is a citizen of the United States of America.

Item 2(d):             Title of Class of Securities:
----------             ----------------------------

     Common Stock, $0.001 par value ("Common Stock")

Item 2(e):             CUSIP Number:
---------              ------------

     68571P100

Item 3:                If this statement is filed pursuant to Rules 13d-1(b)
-------                -----------------------------------------------------
                       or 13d-2(b) or (c), check whether the person filing is a:
                       --------------------------------------------------------

        (a) [ ] Broker or dealer registered under Section 15 of the Act,
        (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
        (e) [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
        (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
        (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
        (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
        (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:                Ownership:
------                 ---------

     This Amendment No. 2 is being filed to report that the Reporting Persons no longer own in excess of 5% of the outstanding Common Stock of the Company as a result of additional Common Stock having been issued by the Company, which Common Stock is currently outstanding.

A.   Oracle Strategic Partners, L.P.
     -------------------------------

     (a) Amount beneficially owned: 2,150,000

     (b) Percent of class: 4.0% The percentages used herein and in the rest of this Amendment No. 2 are calculated based upon the 54,200,537 shares of Common Stock issued and outstanding as of March 1, 2002, as reflected in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed by the Company on April 1, 2002. The filing of the Annual Report on Form 10-K is the event which triggered the filing of this Amendment No. 2 by providing the information which indicated that the Reporting Persons no longer held in excess of 5% of the outstanding Common Stock.

     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: -2,150,000-
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: -2,150,000-

B.   Oracle Strategic Capital, L.L.C.
     --------------------------------

     (a) Amount beneficially owned: 2,150,000
     (b) Percent of class: 4.0%
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: -2,150,000-
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: -2,150,000-

C.   Oracle Investment Management, Inc.
     ----------------------------------

     (a) Amount beneficially owned: 0
     (b) Percent of class: 0.0%
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: -0-
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: -0-

D.   Larry N. Feinberg
     -----------------

     (a) Amount beneficially owned: 2,150,000
     (b) Percent of class: 4.0%
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: -2,150,000-
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: -2,150,000-

Item 5:                Ownership of Five Percent or Less of a Class:
------                 --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]

Item 6:                Ownership of More than Five Percent on Behalf of Another
------                 --------------------------------------------------------
                       Person:
                       ------

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Amendment No. 2.

Item 7:                Identification and Classification of the Subsidiary
------                 ---------------------------------------------------
                       Which Acquired the Security Being Reported on by the
                       ----------------------------------------------------
                       Parent Holding Company:
                       ----------------------

     Not applicable.

Item 8:                Identification and Classification of Members of the
------                 ---------------------------------------------------
                       Group:
                       -----

     Not applicable.

Item 9:                Notice of Dissolution of Group:
------                 ------------------------------

     Not applicable.

Item 10:               Certification:
-------                -------------

     Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  EXHIBIT INDEX

     1. Joint Acquisition pursuant to Rule 13d-1(k) (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with respect to the Common Stock of the Company on May 19, 2000).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 11, 2002


                                /s/ Larry N. Feinberg
                                ------------------------------------------------
                                Larry N. Feinberg, individually and as senior managing member of Oracle Strategic Capital, L.L.C., on behalf of itself and as the general partner of Oracle Strategic Partners, L.P., and president of Oracle Investment Management